January 23, 2015

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Origin Emerging Markets Fund – Class A	$4,000,000	400,000
Origin Emerging Markets Fund – Institutional Class	$3,000,000	300,000
Origin Emerging Markets Fund – Class R-6	$3,000,000	300,000

Each share of Origin Emerging Markets Fund has a par value of $0.01 and a price of $10 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY /s/ Clint Woods
Clint Woods
Assistant General Counsel